SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

February 3, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Settlements related to the Balder FPU

STAVANGER, Norway, January 8, 2004 – Smedvig has entered into the following agreements related to the disputes concerning the construction and sale of the production unit Balder FPU:

Firstly, Esso Norge AS and Smedvig have agreed to waive all outstanding claims concerning the Balder FPU litigation process. As such, all remaining issues between Esso and Smedvig have been settled without any further payments.

Secondly, Smedvig has reached a final settlement with Keppel FELS in relation to the building contract for Balder FPU (save and except for claims relating to warranty works). Under this agreement Smedvig will receive US$ 25 million in cash and have a right to seek indemnity from the underwriters of the warranty insurance in respect of claims relating to warranty works.

Furthermore, Keppel FELS has granted Smedvig an option to bareboat charter (with an option to purchase) one plus one self-erecting semi-submersible tender rig hull. The first option expires April 15, 2004. The arrangements and terms are substantially similar to the West Alliance tender rig, which Keppel Shipyard built and sold to Smedvig in November 2001.

Contact:

Kjell E Jacobsen, +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures contract extension for West Venture

STAVANGER, Norway, January 19, 2004 – Smedvig has signed an agreement with Norsk Hydro to extend the drilling contract for the semi-submersible drilling rig West Venture. The extension of the drilling contract has a firm duration of two years and in addition, annual renewal options for five more years. The estimated contract value for the firm period is US$ 150 million (approximately NOK 1 billion) and includes an incentive scheme related to drilling performance.

West Venture is equipped with a dual derrick set allowing for enhanced drilling efficiency. The dual drilling system is especially advantageous in completion of subsea production wells.

West Venture has operated on the Troll field for Norsk Hydro during the last four years and has demonstrated substantial drilling efficiency improvements in drilling and completion operations compared to conventional drilling.

Commencement under the new contract is scheduled for August 2004, in direct continuation of the current assignment for Norsk Hydro.

“The agreement confirms the attractiveness of the enhanced drilling performance demonstrated by Smedvig,” says Kjell E. Jacobsen, CEO, Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contract for West Navigator

STAVANGER, Norway, January 23, 2004 – Smedvig has been awarded a letter of intent by the Australian oil company Woodside for the assignment of the deepwater drillship West Navigator in West Africa. The contract value is estimated to US$ 80 million and includes an incentive arrangement.

The new assignment includes drilling of 11 production wells as well as several exploration wells offshore Mauritania, and commencement is scheduled for June 2004. The drilling period is estimated to 380 days, which will keep the unit employed until July 2005.

Smedvig has previously operated for Woodside offshore Mauritania, drilling three wells on the Chinguetti field in 2003.

“The contract was awarded based on previous record-breaking performance in Mauritania”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 90 88 08 71

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures contract extension for tender rig

STAVANGER, Norway, January 26, 2004 – Smedvig has signed an agreement with Esso Production Malaysia Inc. to extend the production drilling contract for the self-erecting tender rig T-2. The extension has a duration of one year, from January 2004, including options for another two years. The estimated contract value is approximately US$ 18 million.

The contract extension is subject to a substitution of rigs. In April/May, 2004 T-2 will be replaced by T-9 which is currently under construction in Malaysia.

The T-9 is based on a design developed by Smedvig, with enhanced drilling capabilities allowing for parallel activities, which significantly increases drilling efficiency.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance, as well as engineering on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no